PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
GRANDVIEW GOLD INC. TO BE HELD AT
the offices of WeirFoulds LLP
1600 – 130 King Street West, Toronto Ontario M5X 1J5, Canada
Tuesday, November 8 AT 10:00 A.M.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder (“Shareholder”) of the Corporation hereby appoints, Ray Pecoskie, the President and Chief Executive Officer of the Corporation, or failing this person, Richard Brown, Chairman of the Corporation, or in the place of the foregoing, _______________________ (print the name), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Corporation (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the shares of the Corporation recorded in the name of the Shareholder as specified herein. This proxy confers discretionary authority upon the person named herein as proxy to vote hereunder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters, which may properly come before the Meeting or any adjournment thereof.

The solicitation of proxies is being made by and on behalf of management and the directors of the Corporation. A shareholder of the Corporation has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons specified in this form of proxy to attend, act for and on behalf of, and to vote all of the common shares of the Corporation registered in the name of, such shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in this form of proxy and inserting in the blank space provided the name of the person to be appointed or by completing and executing another proper form of proxy and, in either case, delivering the completed and executed proxy in the manner described in the notice of the Meeting.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Dated the _____ day of 2005.
Signature(s) of Shareholder(s):
________________________________________________

Name(s) of Shareholder(s):

________________________________________________
(please print)

RESOLUTIONS - For full details of each item, please see the enclosed Notice of Meeting and Management Information Circular dated October 11, 2005 (the “Circular”)

	For	Against	Withhold
1. Electing Directors as set forth in the Circular dated October 11, 2005:		N/A
2. Appointment of McCarney Greenwood LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors		N/A
3. To approve the Corporation’s Stock Option Plan			N/A
4. To approve the special resolution authorizing an amendment to the articles of the Corporation as set forth in the Circular dated October 11, 2005.			N/A

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

1.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notorial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

2.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Shareholder, by Equity Transfer Services Inc.

3.	If no choice is specified, or if both choices are specified, the shares for which this proxy is given will be voted “FOR” on all such matters.

4.	A Shareholder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineer before the Meeting begins.

5.	A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder);

          OR

(b)

appoint another proxyholder, who need not be a Shareholder of the Corporation, to vote according to the Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder.

6.

The shares represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

7.

If a Shareholder has submitted an Instrument of Proxy, the Shareholder may still attend the Meeting and may vote in person. To do so, the Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior proxy.

To be effective, voting instructions must be DEPOSITED at the office of "EQUITY TRANSFER SERVICES INC." no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Equity Transfer Services Inc. is Suite 420, 120 Adelaide Street West, Toronto Ontario, M5H 4C3, Canada,